WESTJET

October 19, 2007

07027726

SUZANNE C. CARRIÈRE
Direct Dial: (403) 539-7450
Fax: (403) 539-7453
Email: scarriere@westjet.com

VIA MAIL

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Attention: Filing Desk

Dear Sirs/Mesdames:

Re: WestJet Airlines Ltd. Submission Pursuant to Rule 12g3-2(b) File No. 82-34992

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of WestJet Airlines Ltd.'s (the "Company"):

1. News Release dated October 3, 2007: WestJet reports a ninth consecutive month of record load factor.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Suzanne Carrière
Enclosures

FOR IMMEDIATE RELEASE

WestJet reports a ninth consecutive month of record load factor

September load factor of 78.7 per cent caps the airline's record third quarter

CALGARY, Alberta. October 3, 2007. WestJet today announced a ninth consecutive record load factor of 78.7 per cent, 3.5 percentage points higher than that of September 2006. This was accompanied by a capacity increase of 13 per cent and growth in RPMs (revenue passenger miles) of 18 per cent.

"To date, 2007 has been a very positive year as we maintain focus on our vision of being one of the five most successful international airlines in the world. In many areas, WestJet is already a leading performer and one of the healthiest airlines worldwide," commented WestJet President and CEO, Sean Durfy. "Guest confidence in our brand is measuring at the highest levels ever. This, coupled with our convenient schedule, strong operational performance and commitment to our culture continues to generate strong momentum for WestJet.

September 2007 Traffic Results

	September 2007	September 2006	Per cent change
Load Factor	78.7%	75.2%	3.5 pts.
Available Seat Miles (ASM)	1,224.0 million	1,086.2 million	13%
Revenue Passenger Miles (RPM)	963.4 million	817.4 million	18%

	Year-to-date 2007	Year-to-date 2006	Per cent change
Load Factor	81.8%	79.2%	2.6 pts.
Available Seat Miles (ASM)	10,726.1 million	9,209.6 million	16%
Revenue Passenger Miles (RPM)	8,771.4 million	7,289.5 million	20%

"Early bookings for our expanding Caribbean and Mexican destinations of Mazatlan, Montego Bay, Puerto Plata, Punta Cana and Cabo San Lucas are exceeding expectations. Today's announcement for our newest sun destination St. Lucia and the strength of the Canadian dollar should further encourage transborder bookings this winter.

"September's RASM was very positive. This is a direct result of the implementation of our strategy and the commitment of each and every WestJetter to the guest experience. I continue to be amazed by the spirit and dedication of our over 6,500 people and I thank them for their continued exceptional performance."

Media Contacts:
Gillian Bentley, Media Relations, Telephone: (403) 444-2615

END